Exhibit (a)(1)(H)

Supplement No. 1 to

OFFER TO PURCHASE FOR CASH

All Issued and Outstanding Ordinary Shares

of

EURAND N.V.

a public limited liability company organized under the laws of The Netherlands at

$12.00 Net Per Share

by

AXCAN PHARMA HOLDING B.V.

a private limited liability company organized under the laws of The Netherlands which is a wholly owned indirect subsidiary of

AXCAN HOLDINGS INC.

IMPORTANT NOTICE TO STOCKHOLDERS OF

EURAND N.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON JANUARY 21, 2011, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2010 (as amended, the “Offer to Purchase”), this Supplement No. 1 to the Offer to Purchase (“Supplement No. 1”) and the related Letter of Transmittal (as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on January 11, 2011, which together with the Offer to Purchase and this Supplement No. 1, each as may be further amended or supplemented from time to time, collectively constitute the “Offer”), Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (which we refer to as the “Purchaser”) and a wholly owned indirect subsidiary of Axcan Holdings Inc., a Delaware corporation (which we refer to as the “Parent”), is offering to purchase for cash all of the issued and outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Eurand N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (which we refer to as “Eurand”).

The purpose of this Supplement No. 1 is to supplement and amend certain information contained in the Offer to Purchase previously mailed to you. All capitalized terms used but not defined in this Supplement No. 1 have the meanings ascribed to them in the Offer to Purchase.

This Supplement No. 1, the Offer to Purchase and the related Letter of Transmittal contain important information and you should read these documents carefully and in their entirety before making a decision with respect to the Offer.

January 11, 2011

The Offer to Purchase is hereby supplemented and amended as follows:

All references to the Offer expiration time of 12:01 a.m., New York City time, on January 20, 2011, are hereby amended and changed to 12:01 a.m., New York City time, on January 21, 2011. The Offer had previously been scheduled to expire at 12:01 a.m., New York City time, on January 20, 2011. As of 5:00 p.m., New York City time, on January 10, 2011, a total of 26,233,009 Shares had been tendered and not withdrawn from the Offer.

The information set forth on the cover page of the Offer to Purchase is hereby amended and supplemented by replacing the second sentence of the second paragraph on the cover page of the Offer to Purchase with the following sentence:

“Pursuant to the Purchase Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Closing”) promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement.”

The information set forth on the cover page of the Offer to Purchase is hereby amended and supplemented by replacing the seventh paragraph on the cover of the Offer to Purchase with the following paragraph:

“The Offer is conditioned upon, among other things, (1) that there shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:01 a.m. (New York City time) on January 21, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) at least a number of Shares that, together with the Shares beneficially owned by Purchaser, would represent 80% of the Shares outstanding (or, if the Purchaser and Eurand so agree a lower percentage, such percentage, the “Minimum Condition”); (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (3) the consummation of the Offer not being unlawful under any antitrust, competition or foreign investment laws (“Antitrust Laws”) of any governmental or quasi-governmental authority of any nature or any entity or body exercising any judicial or administrative authority (“Governmental Authority”) of Germany, (4) there not being (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other treaty, statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of or by any Governmental Authority (“Laws”) applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal, (5) Eurand not having breached or failed to perform in any material respect its covenants or agreements under the Purchase Agreement, (6) that, subject to certain exceptions and qualifications as described in this Offer to Purchase, the representations and warranties of Eurand contained in the Purchase Agreement shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), (7) that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any acquisition proposal (a bona fide proposal or offer from any third party, including shareholders of Eurand and their respective affiliates, relating to 50% or more of the fair market value of the assets, voting power in ordinary elections of directors or outstanding shares of any class of capital stock) made by a person other than Purchaser, the Parent or any affiliate of Eurand which the Eurand board of directors determines in good faith, after consultation with its financial advisor, is more favorable to Eurand and its stakeholders than the transactions contemplated by the Purchase Agreement (a “Superior Proposal”) or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing, (8) that, since the date of the Purchase Agreement, there shall not have occurred any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial conditions of Eurand and its subsidiaries, taken as a whole (a “Material Adverse Effect”), (9) that Eurand shall have obtained any and all necessary or desirable Board approvals (including approvals by a majority of disinterested directors) (the “Board Approvals”) and stockholder approvals (the “Stockholder Approvals”) for the purpose of approving the Asset Sale, the Post-Closing Reorganization, the Purchase Agreement and, effective as of the Closing, accepting the resignations of the existing members of the board of directors of Eurand and appointing new members thereof, which Board and Stockholder Approvals shall remain in full force and effect, and (10) that the Purchase Agreement shall not have been terminated in accordance with its terms.”

Summary Term Sheet

The information set forth in the “Summary Term Sheet” under the subheading “Why are you making the Offer?” on page S-ii is hereby amended and supplemented by inserting the following paragraph after the first paragraph under the subheading:

“The Asset Sale and Post Closing Reorganization is a process available to Purchaser under Dutch law to ensure that (i) Purchaser becomes the owner of all of Eurand’s business operations from and after the consummation of the Contemplated Transactions and (ii) any shareholders who do not tender their Shares in the Offer or during the Subsequent Offering Period receive the same consideration for their Shares as those shareholders who did tender in the Offer or during the Subsequent Offering Period, less applicable withholding taxes. To effect the Asset Sale, the following will occur simultaneously with the Offer Closing: (i) substantially all of the assets of Eurand (including the shares of its subsidiaries) will be sold to Purchaser or one or more of its designees, (ii) Eurand will receive the Note Payable (prepayable without penalty or premium) in consideration for such sale, and (iii) Purchaser or its designees, as the case may be, will assume all liabilities and obligations of Eurand, including all contractual obligations. At this point, Purchaser would own all of Eurand’s business operations and would be the principal shareholder in Eurand, and the non-tendering shareholders would continue to own Shares representing, in the aggregate, a minority of the Shares. Then, Purchaser will provide for the Subsequent Offering Period, which shall last at least ten business days. At the conclusion of the Subsequent Offering Period, Purchaser would continue to be the principal shareholder of Eurand, but remaining minority shareholders may exist who did not tender their Shares in the Offer or Subsequent Offering Period. Purchaser or its designees, as the case may be, (a) shall thereafter repay to Eurand the Note Payable in an aggregate principal amount equal to the consideration that would have been payable by Purchaser to the remaining minority shareholders had they tendered their Shares in the Offer or during the Subsequent Offering Period and (b) as the final step in the process, intend to cause Eurand to be dissolved and liquidated in accordance with applicable Dutch liquidation procedures. The Purchaser then intends to provide a guarantee to the liquidator for any deficit in the estate of Eurand, to enable the liquidator to pay the Offer Price per Share (less applicable withholding taxes) by means of an advance liquidation distribution to the remaining minority shareholders for each Share still held by such minority shareholder at the conclusion of the Subsequent Offering Period. The Note Payable will be distributed (in kind) to Purchaser as a liquidation distribution.”

The information set forth in the “Summary Term Sheet” under the subheading “Is there an agreement governing the Offer?” is hereby amended and supplemented by inserting the following paragraph on page S-iii after the first paragraph under the subheading:

“The Asset Sale and Post Closing Reorganization require approval from Eurand’s board of directors and shareholders. On November 30, 2010, Eurand’s board of directors approved the transactions contemplated by the Purchase Agreement, including the Asset Sale and Post Closing Reorganization. On December 20, 2010 Eurand’s board of directors resolved to hold an extraordinary general meeting of shareholders on January 19, 2011 for the purpose of voting on, among other things, the Asset Sale and the dissolution of Eurand following the Subsequent Offering Period. On January 3, 2011, Eurand notified its shareholders that this extraordinary general meeting of shareholders will be held on January 19, 2011 at Eurand’s offices in Amsterdam, The Netherlands. Purchaser expects Eurand’s shareholders to approve the Asset Sale and the dissolution of Eurand following the Subsequent Offering Period because Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V., significant shareholders of Eurand that together own approximately 54.6% of the Shares, and Gearóid M. Faherty, who owns approximately 3.7% of the Shares, have entered into tender agreements with Purchaser, dated as of November 30, 2010, pursuant to which each such shareholder has agreed, among other things, to vote their Shares to approve such resolutions. Parent and Purchaser therefore expect that the Asset Sale and the dissolution of Eurand following the Subsequent Offering Period will be approved in accordance with Dutch law on January 19, 2011.”

The information set forth in the “Summary Term Sheet” under the subheading “What are the most significant conditions to the Offer?” is hereby amended and supplemented by replacing the third bullet point, fourth bullet point, seventh bullet point, eighth bullet point and ninth bullet point of the first paragraph on pages S-v and S-vi with the following clauses, respectively:

•

“the consummation of the Offer is not unlawful under any antitrust, competition or foreign investment laws (“Antitrust Laws”) of any governmental or quasi-governmental authority of any nature or any entity or body exercising any judicial or administrative authority (“Governmental Authority”) of Germany;”

•

“that there shall not be (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other treaty, statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of or by any Governmental Authority (“Laws”) applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal;”

•

“that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any acquisition proposal (a bona fide proposal or offer from any third party, including shareholders of Eurand and their respective affiliates, relating to 50% or more of the fair market value of the assets, voting power in ordinary elections of directors or outstanding shares of any class of capital stock) made by a person other than Purchaser, the Parent or any affiliate of Eurand which the Eurand board of directors determines in good faith, after consultation with its financial advisor, is more favorable to Eurand and its stakeholders than the transactions contemplated by the Purchase Agreement (a “Superior Proposal”) or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing;”

•

“that, since the date of the Purchase Agreement, there shall not have occurred any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial conditions of Eurand and its subsidiaries, taken as a whole (a “Material Adverse Effect”);”

•

“that Eurand shall have obtained any and all necessary or desirable Board approvals (including approvals by a majority of disinterested directors) (the “Board Approvals”) and stockholder approvals (the “Stockholder Approvals”) for the purpose of approving the Asset Sale, the Post-Closing Reorganization, the Purchase Agreement and, effective as of the Closing, accepting the resignations of the existing members of the board of directors of Eurand and appointing new members thereof by the stockholders (the “Stockholder Approvals”), which Board and Stockholder Approvals shall remain in full force and effect; and”

The information set forth in the “Summary Term Sheet” under the subheading “What are the most significant conditions to the Offer?” on page S-vi is hereby amended and supplemented by replacing the third paragraph under this subheading with the following:

“The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Eurand, Purchaser cannot (i) change the form of consideration payable in the Offer, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer or waive the satisfaction of the Minimum Condition, (iv) extend the Offer other than in accordance with the terms of the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions (as defined below), or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares. The “Offer Conditions” are the following:

(a) there shall not be (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal;

(b)(i) Eurand shall not have breached or failed to perform in any material respect its covenants or agreements under the Agreement, (ii) except in the case of the representations and warranties contained in Sections 4.03(a), 4.03(b), 4.03(e) and 4.20 of the Purchase Agreement, the representations and warranties of Eurand contained in the Purchase Agreement that are qualified by reference to a Material Adverse Effect shall have been true and correct in all respects when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), (iii) except in the case of the representations and warranties contained in Sections 4.03(a), 4.03(b), 4.03(e) and 4.20 of the Purchase Agreement, the representations and warranties of Eurand contained in the Purchase Agreement that are not so qualified shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), except, in the case of clause (iii) only, for such failures to be true and correct as have not and would not, individually or in the aggregate, resulted in a Material Adverse Effect, (iv) the representations and warranties of Eurand contained in Sections 4.03(a), 4.03(b) and 4.20 of the Purchase Agreement shall have been true and correct in all respects when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct in all respects only as of such date), except for such failure to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of US$5 million in the aggregate, and (v) the representations and warranties of Eurand contained in Section 4.03(e) of the Purchase Agreement shall have been true and correct in all respects as of the date of the Purchase Agreement, except for such failure to be true and correct as have not and would not, individually or in the aggregate, reasonably be expected to give rise to damages, losses, costs and expenses in excess of US$5 million in the aggregate;

(c)(i) the Eurand board of directors, or any committee thereof, shall not have withdrawn or modified, in a manner adverse to Purchaser including by amending the Schedule 14D-9, the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any Superior Proposal or any other acquisition of shares of Eurand other than the Offer and (ii) the Eurand board of directors, or any committee thereof, shall not have resolved to do any of the foregoing;

(d) since the date of the Purchase Agreement, there shall not have occurred a Material Adverse Effect;

(e) Eurand shall have obtained the Board Approvals and Stockholder Approvals, and the Board Approvals and Stockholder Approvals shall be in full force and effect; and

(f) the Purchase Agreement shall have been terminated in accordance with its terms.”

INTRODUCTION

The information set forth in the “Introduction” on page 1 of the Offer to Purchase is hereby amended and supplemented by replacing the second sentence of the second paragraph with the following sentence:

“Pursuant to the Purchase Agreement, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Closing”) promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement.”

The information set forth in the “Introduction” on page 2 of the Offer to Purchase is hereby amended and supplemented by replacing the eighth paragraph of the “Introduction” with the following paragraph:

“The Offer is conditioned upon, among other things, (1) that there shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:01 a.m. (New York City time) on January 21, 2011 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) at least a number of Shares that, together with the Shares beneficially owned by Purchaser, would represent 80% of the Shares outstanding (or, if the Purchaser and Eurand so agree a lower percentage, such percentage, the “Minimum Condition”); (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (3) the consummation of the Offer not being unlawful under any antitrust, competition or foreign investment laws (“Antitrust Laws”) of any governmental or quasi-governmental authority of any nature or any entity or body exercising any judicial or administrative authority (“Governmental Authority”) of Germany, (4) there not being (i) any Antitrust Laws applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (ii) any other treaty, statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of or by any Governmental Authority (“Laws”) applicable to the Offer entered, promulgated or enforced by any Governmental Authority, (iii) any order of any kind issued by any Governmental Authority enforcing applicable Antitrust Laws or (iv) any other order of any kind issued by any Governmental Authority; in each case, that prohibits or enjoins the consummation of the Offer or has the effect of making the Offer illegal, (5) Eurand not having breached or failed to perform in any material respect its covenants or agreements under the Purchase Agreement, (6) that, subject to certain exceptions and qualifications as described in this Offer to Purchase, the representations and warranties of Eurand contained in the Purchase Agreement shall have been true and correct when made and at the expiration of the Offer as if made at and as of such time (other than representations and warranties which by their terms address matters only as of another specified date, which shall be true and correct only as of such date), (7) that the board of directors of Eurand, or any committee thereof, shall not have withdrawn or modified, in a manner materially adverse to Purchaser including by amending Eurand’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), the approval or recommendation of the Offer or the Purchase Agreement, or approved or recommended any acquisition proposal (a bona fide proposal or offer from any third party, including shareholders of Eurand and their respective affiliates, relating to 50% or more of the fair market value of the assets, voting power in ordinary elections of directors or outstanding shares of any class of capital stock) made by a person other than Purchaser, the Parent or any affiliate of Eurand which the Eurand board of directors determines in good faith, after consultation with its financial advisor, is more favorable to Eurand and its stakeholders than the transactions contemplated by the Purchase Agreement (a “Superior Proposal”) or any other acquisition of Shares other than the Offer, and the board of directors of Eurand, or any committee thereof, shall not have resolved to do any of the foregoing, (8) that, since the date of the Purchase Agreement, there shall not have occurred any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the business, operations, results of operations or financial conditions of Eurand and its subsidiaries, taken as a whole (a “Material Adverse Effect”), (9) that Eurand shall have obtained any and all necessary or desirable Board approvals (including approvals by a majority of disinterested directors) (the “Board Approvals”) and stockholder approvals (the “Stockholder Approvals”) for the purpose of approving the Asset Sale, the Post-Closing Reorganization, the Purchase Agreement and, effective as of the Closing, accepting the resignations of the existing members of the board of directors of Eurand and appointing new members thereof, which Board and Stockholder Approvals shall remain in full force and effect, and (10) that the Purchase Agreement shall not have been terminated in accordance with its terms.”

THE TENDER OFFER

1. Terms of the Offer.

The information set forth on page 5 of the Offer to Purchase is hereby amended and supplemented by replacing the fourth paragraph of this section with the following paragraph:

“Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Eurand, Purchaser cannot (i) change the form of consideration payable in the Offer, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer or waive the satisfaction of the Minimum Condition, (iv) extend the Offer other than in accordance with the terms of the Purchase Agreement, (v) impose conditions to the Offer in addition to the Offer Conditions (as described in Section 11 “The Purchase Agreement; Other Agreement – The Purchase Agreement – Purchase Agreement Offer Closing Conditions”), or (vii) amend any other term of the Offer in a manner adverse to the holders of Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.”

7. Certain Information Concerning Eurand.

The information set forth on page 17 of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph of this section.

The information set forth on page18 of the Offer to Purchase is hereby amended and supplemented by adding a new subheading entitled “Projected Financial Information” after the subsection “Available Information,” and adding the following paragraphs under the new subheading:

“Projected Financial Information. Eurand has advised us that Eurand does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Parent’s due diligence, Eurand provided certain projected and budgeted financial information concerning Eurand to Parent. Eurand has advised us that Eurand’s internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and thus, susceptible to multiple interpretations and period revisions based on actual experience and business developments. None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on the projected financials summarized below, or the assumptions underlying such information.

Eurand has advised us that the projections summarized below reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of Eurand, including but not limited to the development of new products, the receipt and continued effectiveness of regulatory approvals, meeting certain sales performance criteria and implementing certain cost saving initiatives. In that connection, Eurand has advised us the projections reflect Eurand’s management’s estimate that ZENPEP® market share will be between 19.0% and 20.2% for the period from 2011 through 2014. Eurand has advised us that Eurand’s management prepared the projections to reflect its best currently available estimates and judgments as to Eurand’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for Eurand’s products; development of new products; failure of Eurand to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the receipt and continued effectiveness of regulatory approvals; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in Eurand’s report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2009. The projections may also be affected by Eurand’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond Eurand’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as any indication that any of Eurand, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of Eurand, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Eurand has informed us that it does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of Eurand, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Eurand compared to the information contained in the projections or that forecasted results will be achieved. Eurand has made no representation to us, in the Purchase Agreement or otherwise, concerning the projections. The projections are not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by Eurand to Parent.

PROJECTED FINANCIAL INFORMATION

	2010	2011	2012	2013	2014
	($ in millions other than per share amounts)
Total Revenue	189.5	225.0	243.8	270.0	294.4
Net Income	4.3	22.2	31.9	39.9	47.7
EBITDA(1)	18.2	46.7	58.7	70.6	82.4
EPS(2)	0.12	0.44	0.63	0.77	0.90

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization.
(2)	EPS means earnings per share.

Revenue growth assumptions were made on a product-by-product basis, and ranged from 2% to 8% per annum. The projections also assumed that expenses would grow at roughly 3% per annum. Additionally, certain assumptions were made with respect to new product launches and acquisitions.

The projections should be read together with Eurand’s financial statements that can be obtained from Eurand’s public filings with the SEC. You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.”

8. Certain Information Concerning Parent and Purchaser.

The information set forth on page 18 of the Offer to Purchase is hereby amended and supplemented by replacing the fourth, fifth, sixth and seventh paragraphs of this section with the following:

“During the last five years, none of the Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Purchase Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Eurand (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Eurand or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities Exchange Commission (the “SEC”) applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Eurand or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.”

9. Source and Amount of Funds

The information set forth on page 20 of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraphs after the second paragraph of this section:

“The Marketing Period is the first period of 15 consecutive business days commencing on or after January 3, 2011, throughout and at the end of which, (i) Purchaser shall have certain financial and other information relating to Eurand and (ii) the Offer Conditions have been satisfied (other than those conditions that can only be satisfied at the Offer Closing itself and the Minimum Condition, so long as there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration of the Offer, and not withdrawn, at least a number of Shares that, together with the Shares beneficially owned by the Purchaser, represents 50.1% of the Shares outstanding).

The receipt by Parent and Purchaser of the information referred to in clause (i) above is necessary to enable Parent and Purchaser to secure the Debt Financing, as the Debt Commitment Letter contains a condition, as described below, that such information be provided to the Lenders (as defined below) so that the Lenders can market the debt. Because the purpose of the Marketing Period is to ensure that Parent and Purchaser are able to satisfy the conditions contained in the Debt Commitment Letter, Parent, Purchaser and Eurand agreed in the Purchase Agreement that Purchaser would have the right to extend the Offer in the event that the Marketing Period has not been completed (as more fully described in the next paragraph). However, it is possible that the Lenders may waive one or more conditions in the Debt Commitment Letter, in which case, it is possible that the Offer can be consummated prior to the expiration of the full Marketing Period.”

The information set forth on page 20 of the Offer to Purchase is hereby amended and supplemented by replacing the third paragraph of this section with the following paragraph:

“Under the Purchase Agreement, Purchaser may elect to, and in certain circumstances may be required to (and Parent must cause Purchaser to), extend the Offer on one or more occasions if certain conditions have not been satisfied or if the extension is necessary for the Marketing Period to be completed or for the Debt Financing to be funded. In the event that the Debt Financing is not obtained on or prior to the date on which the closing of the offer would otherwise occur, we would expect that the Purchase Agreement would be terminated, in which case a condition to the Offer will not have been satisfied and there will be no Offer Closing. In such circumstances, if there is no Offer Closing we may owe Eurand a termination fee of $30 million or $50 million, depending on the circumstances.”

The information set forth on pages 20 and 21 of the Offer to Purchase under the subheading “Debt Financing” is hereby amended and supplemented by replacing all of the paragraphs under this subheading with the following paragraphs:

“Axcan Intermediate Holdings Inc. (“Axcan Intermediate Holdings”) received an amended and restated debt commitment letter, dated December 15, 2010 (the “Debt Commitment Letter”), from Bank of America, N.A. (“Bank of America”), Royal Bank of Canada (“Royal Bank”), Barclays Bank PLC (“Barclays”) and HSBC Bank USA, N.A. (“HSBC” and together with Bank of America, Royal Bank and Barclays, the “Lenders”) and certain of the Lenders’ affiliates, pursuant to which, subject to the conditions set forth therein, Bank of America, Royal Bank, HSBC and Barclays severally, but not jointly, committed (1) to use commercially reasonable efforts to extend the maturity of at least $99.0 million of Parent’s existing revolving credit commitments (and related loans) or (2) in the alternative, to provide Parent at least $99.0 million of new revolving loans (the “New Revolving Facility”). In addition, Bank of America, Royal Bank, HSBC and Barclays committed severally, but not jointly, to provide Axcan Intermediate Holdings with up to $445 million in bridge financing. We refer to the financing contemplated by the Debt Commitment Letter, as such letter may be amended and restated, and any permitted replacement debt financing, as the “Debt Financing.”

The funding of the Debt Financing is subject to, among other things: (i) the absence of a material adverse effect; (ii) the consummation of the Offer in accordance with the terms of the Purchase Agreement; (iii) the consummation of the Equity Financing; (iv) the consummation of the Asset Sale, substantially concurrently with the initial borrowings; (v) the receipt by the lead arrangers of certain financial information (including pro forma financial information) relating to Axcan Intermediate Holdings and Eurand; (vi) the receipt of certain documents creating security interests in favor of the Lenders; (vii) completion of a 15 consecutive business day marketing period following receipt by the lead arrangers of a customary offering memorandum; (viii) the execution and delivery of definitive documentation; and (ix) the payment of certain fees.

The Lenders have agreed that their respective commitment and obligations will remain in full force and effect until the earliest of (i) the termination or abandonment of the Offer or the Purchase Agreement in accordance with its terms, (ii) the date of consummation of the aforesaid contemplated transactions and (iii) 11:59 p.m., New York City time, on August 31, 2011.

Senior Secured Revolving Credit Facility. The senior secured revolving credit facility will be in an amount of at least $99.0 million and up to $115.0 million, which may be in the form of amending the existing revolving credit commitments or a new revolving credit facility commitment under a new credit commitment. In connection with the senior secured revolving credit facility, Axcan Intermediate Holdings will be able to increase commitments under the facility consistent with its existing credit agreement. The interest rate under the senior secured revolving credit facility is anticipated to be, at the option of Axcan Intermediate Holdings, adjusted LIBOR plus 4.50% or ABR plus 3.50% subject to a 25 basis point step-down based on the total leverage ratio of the borrower, provided that (1) adjusted LIBOR shall not be less than 1.75%, solely in the case of the New Revolving Facility, (2) if the existing revolving facility is amended, the pricing of loans whose maturity has not been extended will remain at the current pricing level. The senior secured revolving credit facility will include representations and warranties, covenants and events of default customary for financings of this type and will be secured by substantially all of the present and after-acquired assets of Axcan Intermediate Holdings and each subsidiary guarantor required under the existing loan documents.

Senior Secured Bridge Facility. Bank of America, Royal Bank, HSBC and Barclays will make up to $445.0 million senior secured increasing rate loans to Axcan Intermediate Holdings. The senior increasing rate loans will include representations and warranties, covenants and events of default customary for financings of this type and will be secured ratably by the collateral that secures the senior secured revolving credit facility, excluding any assets (including capital stock of Axcan Intermediate Holdings) owned by Axco Midco Inc. Prior to one-year from the closing of the initial funding of the Debt Financing, the initial bridge loans will accrue at an interest rate per annum equal to adjusted LIBOR, provided it shall not be less than 1.75%, plus an initial spread of 825 basis points (such spread to increase thirty days after the closing of the initial funding of the Debt Financing). The initial bridge loans will be extended into senior secured term loans if they are not previously repaid in full on or prior to one-year from the closing of the initial funding of the Debt Financing. Subject to certain conditions, such senior secured term loans may be converted into notes at the option of the holders thereof.

The foregoing summary of the Debt Commitment Letter does not purport to be complete or final and is subject to finalization of definitive documentation in respect of the Debt Financing. The foregoing summary is further qualified in its entirety by reference to the Debt Commitment Letter, which is Exhibit (b)(1) to the Schedule TO and is incorporated herein by reference.”

10. Background of the Offer; Past Contacts or Negotiations with Eurand.

The information set forth on page 21 of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph of this section.

The information set forth from pages 21 through 24 of the Offer to Purchase under the subheading “Background of the Offer” is hereby amended and supplemented by replacing the paragraphs under the subheading with the following paragraphs:

“The following is a description of contacts between and among representatives of Parent or Purchaser (which together are referred to herein as “Axcan”), representatives of TPG Capital, L.P. (“TPG”) (acting as Axcan representatives under the management agreement between Parent and TPG which provides that transaction advisory services may be rendered to Parent by TPG from time to time), and representatives of Eurand that resulted in the execution of the Purchase Agreement and the agreements related to the Offer. For a review of Eurand’s activities relating to these contacts, please refer to Eurand’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase. During the course of the time period described below, there were numerous other interactions between Eurand and Purchaser due to their longstanding commercial relationship unrelated to the Offer.

On June 15, 2010, representatives of Goldman Sachs International (“GSI”), the financial advisor engaged by Eurand, contacted representatives of Axcan regarding a potential strategic transaction.

On July 13, 2010, following initial contact by GSI, TPG, Axcan Pharma Inc. (“Axcan Pharma”) and Eurand entered into a confidentiality agreement, dated as of July 13, 2010 (the “Confidentiality Agreement”) and on July 14, 2010, the Chief Executive Officer and Chief Financial Officer of Eurand met with representatives from Axcan to provide preliminary due diligence information (including a management presentation).

On July 22, 2010, representatives of Axcan responded to the management presentation with written questions for Eurand’s senior management.

On July 29, 2010, representatives of Eurand responded in writing to the questions that representatives of Axcan had submitted.

On August 2, 2010, GSI delivered a letter to Axcan and TPG detailing Eurand’s requested process for acquisition proposals and asking them to submit a preliminary, non-binding indication of interest by 5:00 p.m. (CET) on August 19, 2010.

On August 19, 2010, Axcan and TPG delivered a non-binding expression of interest in acquiring Eurand at a purchase price of $11.00 - $11.75 per share.

On September 1, 2010, Axcan and TPG provided Eurand and GSI with an initial due diligence request list, which Axcan supplemented on numerous occasions in the weeks following.

On September 3, 2010, representatives of Axcan and TPG began to approach potential financing sources.

On September 7, 2010, representatives of GSI distributed final bid instructions to representatives of Axcan and TPG. The letter indicated that the final bid deadline would be 5:00 p.m. (CET) on October 7, 2010 and should include such information as total consideration, comments on the Purchase Agreement and confirmation of sources of funding.

On September 13, 2010, Eurand began to make available to Axcan and its representatives financial, operational and legal due diligence documents and information through an online data room. Representatives of Axcan promptly commenced a due diligence review of Eurand. On September 13, 2010, TPG, Axcan Pharma and Eurand executed a side letter regarding the Confidentiality Agreement, dated as of September 13, 2010 (the “September Side Letter”) to provide that certain provisions would not apply to potential debt financing sources.

On September 14, 2010, the Chief Executive Officer of Eurand gave a live presentation in Boston, Massachusetts to representatives of Axcan and TPG, with representatives of GSI also present. The Chief Executive Officer of Eurand outlined a revised business plan and other information regarding its pharmaceutical technologies and manufacturing facilities.

On September 20, 2010, representatives of Axcan delivered a due diligence request list to Eurand. The due diligence request list included topics relating to corporate information, financial information, taxes, intellectual property, HR, legal information, products and other matters.

On September 22, 2010, representatives of Axcan, including financial and regulatory advisors, met with several members of Eurand’s senior management in Milan, Italy as part of their due diligence investigation of Eurand. In conjunction with the September 22, 2010 meeting, representatives of Axcan and TPG toured the Company’s manufacturing facilities in Milan. During the two weeks thereafter, the Chief Financial Officer, the Chief Legal Officer and other members of Eurand senior management provided responses to Axcan’s due diligence requests and participated in several telephonic meetings at which representatives from Axcan, TPG, Eurand, Eurand’s legal counsel Morgan, Lewis & Bockius (“Morgan Lewis”) and GSI were present.

During the last week in September, GSI and Axcan had informal discussions to extend the bid deadline.

On September 27, 2010 Eurand made available to Axcan and its representatives initial drafts of the Purchase Agreement and the Warburg Tender Agreement (as defined below).

On September 30, 2010, representatives of Axcan met again in Milan, Italy as part of their diligence review of Eurand. Bank of American Merrill Lynch and PricewaterhouseCoopers joined in discussions via telephone.

On October 4, 2010, representatives of Axcan and TPG provided a telephonic presentation to potential debt financing sources for the potential transaction, including Bank of America Merrill Lynch. During the following week, representatives of Axcan and TPG provided diligence materials to potential debt financing sources.

On the evening of October 18, 2010, Axcan and TPG delivered to GSI a non-binding proposal letter, a revised draft of the Purchase Agreement, a revised draft of the Warburg Tender Agreement, and debt and equity financing commitment letters. The proposal letter contemplated a cash offer price per share of $11.50.

On October 22, 2010, GSI communicated key issues in the Purchase Agreement to Axcan, and their proposal with respect thereto.

On October 26, 2010, representatives of Morgan Lewis and representatives of Ropes & Gray and Clearly, Gottlieb, Steen & Hamilton LLP (“Cleary Gottlieb”) participated in a telephone conference regarding the antitrust provisions of the Purchase Agreement.

On November 1, 2010, Morgan Lewis delivered a revised draft of the Purchase Agreement and comments to Axcan’s debt financing commitment letter to Ropes & Gray.

On November 4, 2010, the Chief Executive Officer of Eurand and Dr. Simon Turton, member of the board of directors of Eurand and a representative of Warburg (as defined below), had a conference call with Todd Sisitsky, chairman of Axcan and managing director of TPG, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase its offer price per share from $11.50 to $11.62, and proposed certain additional terms, including with respect to the termination fee provisions contained in the Purchase Agreement.

On November 5, 2010, Morgan Lewis and Willkie Farr & Gallagher LLP (“Willkie Farr”), legal counsel for Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. (collectively, “Warburg”) had a discussion with Ropes & Gray regarding key issues requiring resolution in the draft Purchase Agreement, including points relating to deal certainty and the allocation of risk between the parties.

On November 8, 2010, Ropes & Gray delivered to Morgan Lewis and Willkie Farr a list of key issues requiring resolution in the draft Purchase Agreement.

On November 10, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase the termination fee payable by Axcan to Eurand under certain circumstances.

On November 11, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer and Dr. Turton that Axcan was prepared to increase their offer price per share from $11.62 to $12.00, and proposed a termination fee equal to $50 million payable by Axcan to Eurand in the event that antitrust clearance is not obtained under the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

From November 12, 2010 through November 20, 2010 representatives of Axcan and TPG participated in calls with representatives of GSI and Eurand.

On November 21, 2010, Ropes & Gray distributed a revised draft of the Purchase Agreement to Eurand and Morgan Lewis. Also on this date, Ropes & Gray, the Chief Legal Officer of Eurand and Morgan Lewis discussed the projected signing.

On November 22, 2010, the Chief Legal Officer of Eurand, Morgan Lewis, Ropes & Gray, Willkie Farr and Cleary Gottlieb discussed high level issues on the Purchase Agreement.

On November 23 and 24, 2010, representatives of Axcan and TPG met individually with members of Eurand’s senior management in New York, New York to express Axcan’s desire to retain such employees after the Closing.

On November 23, 2010 and November 24, 2010, Eurand’s Chief Legal Officer and representatives from Morgan Lewis, Willkie Farr, Sullivan & Cromwell LLP, legal counsel for the non-executive members of the board of directors of Eurand (“S&C”) and Ropes & Gray met at Morgan Lewis’ offices in New York, New York to negotiate the Purchase Agreement and related agreements. During such time, discussions included details of the structure of the proposed transaction, the scope of the representations, warranties and covenants contained in the draft of the Purchase Agreement, the conditions under which Axcan would be obligated to close the tender offer, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, the amounts of the termination fees contemplated by the draft Purchase Agreement, and Axcan’s request that if the minimum condition were not satisfied, then Axcan should be able to unilaterally waive such condition. In connection with the discussion of the structure of the proposed transaction, the parties discussed the Dutch withholding taxes that might apply to the payment of the $12.00 per share to non-tendering shareholders of Eurand after the consummation of the tender offer. Representatives of a special committee, whose members are the independent non-executive members of the board of directors of Eurand (the “Special Committee”), requested that Axcan provide for an extended subsequent offering period so that in the event that any shareholder of Eurand determined that the offer was not in its interest, such shareholder would not nevertheless feel obliged to tender its shares to avoid the risk of withholding taxes in the event that the offer was successful.

On November 23, 2010, representatives of Axcan and TPG learned that the Chief Executive Officer of Eurand may resign, and Axcan confirmed its desire to proceed with a transaction notwithstanding the potential resignation of the Chief Executive Officer of Eurand.

On November 24, 2010, Axcan’s representatives agreed to provide for a subsequent offering period but continued to request that (i) Axcan have a unilateral right to waive the minimum condition or (ii) Eurand be required to pay Axcan a termination fee if such minimum condition was not achieved.

On November 25, 2010, Morgan Lewis distributed to Ropes & Gray a revised draft of the Purchase Agreement.

Concurrently, from November 26 through November 30, 2010, representatives from Eurand, Axcan, TPG, Morgan Lewis, Willkie Farr, Dutch legal counsel for Eurand (“NautaDutilh”), S&C, Ropes & Gray and Cleary Gottlieb had a series of discussions relating to key open issues on the draft Purchase Agreement, including items with respect to the structure of the transaction, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, termination events and the amounts of the termination fees contemplated by the draft Purchase Agreement and the circumstances under which they would be paid. During such period of time, (i) each of Ropes & Gray and Morgan Lewis distributed revised drafts of the Purchase Agreement and (ii) Axcan negotiated tender agreements with each of Warburg and Chief Executive Officer of Eurand. On November 29, 2010, in response to prior requests from representatives of the Special Committee, Axcan agreed that the minimum condition would be set at 80% to assure that a majority of the shareholders other than Warburg and management would need to tender their shares for the tender offer to be successful, to drop Axcan’s request to be able to unilaterally waive the minimum condition, and to drop Axcan’s request to be paid a break fee if the minimum condition were not achieved. On November 30, 2010, representatives of the Special Committee requested that the break fee of $25 million to be paid to Eurand upon certain events be increased to $35 million and Axcan agreed to increase such break fee to $30 million.

The parties executed the Purchase Agreement and related documents on the evening of November 30, 2010, following the meeting of the Board, and publicly announced the transaction before the markets opened on the morning of December 1, 2010 and advised Eurand’s employees of the transaction.”

The information set forth on page 24 of the Offer to Purchase under the subheading “Past Contracts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by replacing the final sentence of the first paragraph with the following sentences:

“The Development Agreement, as amended, provides for product purchase and royalty payments and expires on December 31, 2015, subject to earlier termination in certain circumstances. During the fiscal year ended September 30, 2009, Eurand received product purchase and royalty payments from Axcan US of approximately $34.3 million and $4.3 million, respectively. During the fiscal year ended September 30, 2010, Eurand received product purchase and royalty payments from Axcan US of approximately $36.7 million and $3.9 million, respectively.”

11. The Purchase Agreement; Other Agreements.

The Purchase Agreement

The information set forth on page 26 of the Offer to Purchase under the subheading “Marketing Period” of the Offer to Purchase is hereby amended and supplemented by replacing the first two sentences of the paragraph under the subheading with the following sentences:

“The “Marketing Period” is defined in the Purchase Agreement as the first period of 15 consecutive business days commencing on or after January 3, 2011 throughout and at the end of which, (i) Purchaser shall have certain financial and other information relating to Eurand (the “Required Information”) and (ii) all the Offer Conditions have been satisfied (other than those conditions that can only be satisfied at the Offer Closing itself and the Minimum Condition so long as there shall be validly tendered in accordance with the terms of the Offer, prior to the expiration of the Offer, and not withdrawn, at least a number of Shares that, together with the Shares beneficially owned by Purchaser, represents 50.1% of the Shares outstanding). If Eurand in good faith reasonably believes it delivered the Required Information and that clauses (i) and (ii) above are satisfied, it may deliver to Purchaser a written notice to that effect in which case the Marketing Period shall be deemed to have commenced unless Purchaser in good faith reasonably believes Eurand has not delivered the Required Information or that the requirements in clauses (i) and (ii) are not satisfied or Purchaser cannot obtain confirmation from the Lenders and the investment banks that have been engaged to act as initial purchasers and privately place the senior secured notes and the Debt Financing (together with their respective officers, employees, directors, affiliates, partners, controlling partners, advisors, agents and representatives, the “Financing Sources”) that the Required Information has been provided and provides written notice to Eurand to that effect.”

The information set forth on page 31 of the Offer to Purchase under the subheading “Conduct of Business and Eurand Pending the Offer Closing” is hereby amended and supplemented by replacing the ninth bullet point of the second paragraph under the subheading with the following clause:

•

“entering into, materially amending or terminating, or waiving, releasing or assigning any material rights or claims relating to, any material contract, except in the ordinary course of business consistent with past practice;”

The information set forth on page 32 of the Offer to Purchase under the subheading “Appropriate Action; Consents; Filings” is hereby amended and supplemented by replacing the first paragraph under the subheading with the following paragraph:

“Each of Parent, Purchaser and Eurand has agreed to use their respective reasonable best efforts to (i) consummate the Offer, the Offer Closing, the Asset Sale and the Post-Closing Reorganization as promptly as practicable, (ii) obtain the requisite approvals under, and comply with the relevant provisions of, the Exchange Act, state takeover and state securities or “blue sky” Laws, the rules or regulations of NASDAQ, the HSR Act and other Antitrust Laws, environmental Laws and other requirements that Eurand advised the Purchaser and Parent in the Purchase Agreement (“Company Required Approvals”), (iii) obtain all third party consents required by the Purchase Agreement and (iv) file the appropriate “Notification and Report Form” pursuant to the HSR Act with respect to the Offer and the transactions contemplated thereby, unless the parties mutually agree to a later date, after the execution date of the Purchase Agreement and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, Purchaser and Eurand have agreed to instruct their respective counsel to use their reasonable best efforts to facilitate and expedite the identification and resolution of any issues relating to the HSR filings and any other filings under any other applicable Antitrust Laws and, consequently, facilitate expiration of the applicable HSR Act waiting period and obtain clearance under any other applicable antitrust laws at the earliest practicable date. Purchaser is entitled to direct the antitrust defenses of the transactions contemplated by the Purchase Agreement. Parent, Purchaser and Eurand have agreed to consult with each other in advance of discussions with any Governmental Authority addressing substantive matters relating to the transactions contemplated by the Purchase Agreement and give each other an opportunity to attend and observe such discussions (“Governmental Authority” means, generally, any governmental or quasi-governmental authority of any nature or any entity or body exercising any judicial or administrative authority).”

Schedule I

The information set forth on pages 48 and 49 of the Offer to Purchase is hereby amended and supplemented by replacing the last five persons on page 48 and the first four persons and last two persons on page 49 with the following information:

Steve Gannon	Canadian	Senior Vice President, Chief Financial Officer and Treasurer of Axcan Intermediate Holdings Inc. and Parent since February 2008. Director of Axcan Intermediate Holdings since February 2008. Senior Vice President and Chief Financial Officer at Axcan Pharma Inc. since February 2006. Chief Financial Officer from March 1999 to February 2006 with CryoCath Technologies Inc. until February 2006 at Montreal, Quebec.

Alexandre LeBeaut, M.D.	United States	Senior Vice President and Chief Scientific Officer of Axcan Intermediate Holdings Inc. and Parent since September 2008. Senior Vice President and Chief Scientific Officer of Axcan Pharma Inc. from May 2006 to February 2007. Vice President, Anti-Infectives Clinical Research from January 1994 to September 2008 with Schering-Plough, a pharmaceutical company at 2015 Galloping Hill Road, Kenilworth, NJ. Vice President Global Clinical Development Cardiovascular & Metabolism from October 2002 to April 2006 with Sanofi-Aventis, a pharmaceutical company at 1 Health Plaza, East Hanover, NJ. Vice President, Medical Affairs, Medical Units from February 2007 to September 2008 with Novartis Pharmaceuticals, a pharmaceutical company at 55 Corporate Drive, Bridgewater, NJ.

Nicholas Franco	Canadian	Senior Vice President, International Commercial Operations of Axcan Intermediate Holdings Inc. and Parent since February 2008. Senior Vice President, International Commercial Operations, of Axcan Pharma Inc. and President of Axcan Pharma SAS (France) since July 2007. Most recently as Head European Market Access from January 1991 to July 2007 with Novartis Pharma at 35 Lichstrasse, 4002 Basel, Switzerland.

Theresa Stevens, Esq.	United States	Senior Vice President, Business Development of Axcan Intermediate Holdings Inc. and Parent since May 2009. Most recently as Vice President, US Business Development and Licensing from April 2000 to May 2009 with Novartis Pharma at One Health Plaza, East Hanover, NJ.

Richard Tarte, Esq.	Canadian	General Counsel and Secretary of Axcan Intermediate Holdings Inc. and Parent since February 2008. Vice President, Corporate Development and General Counsel of Axcan Pharma Inc. since June 2001.

Richard DeVleeschouwer	United States	Senior Vice President, Human Resources and Assistant Secretary of Axcan Intermediate Holdings Inc. and Parent since March 2010. Director and Assistant Secretary of Axcan Intermediate Holdings Inc. since August 2010. Vice President, Global Human Resources, Global Supply Chain (2001-2008) and Group Vice President, Human Resources Global Pharmaceutical Business (2008-2010) from October 2001 to January 2010 with Schering Plough Corporation at 2000 Galloping Hill Road, Kenilworth, NJ.

Fred Cohen, M.D., D. Phil	United States	Partner of TPG Capital, L.P. since October 1, 2001 at 345 California Street, Suite 3300, San Francisco, California 94104. Director of Parent and Axcan Intermediate Holdings Inc. since February 2008.

Heather Preston, M.D.	United Kingdom; Canada	Managing Director of TPG Biotech since May 2005 at 345 California Street, Suite 3300, San Francisco, California 94104. Director of Parent and Axcan Intermediate Holding Inc. since 2008.

Todd Sisitsky	United States	Joined in April 2003 and was elected Partner of TPG Capital, L.P. in June 2007 at 345 California Street, Suite 3300, San Francisco, California 94104. Director of Parent and Axcan Intermediate Holdings Inc. since 2008.

Richard Tarte, Esq. Director B	Canadian	General Counsel and Secretary of Axcan Intermediate Holdings Inc. and Parent since February 2008. Vice President, Corporate Development and General Counsel of Axcan Pharma Inc. since June 2001.

Richard DeVleeschouwer Director B	United States	Senior Vice President, Human Resources and Assistant Secretary of Axcan Intermediate Holdings Inc. and Parent since March 2010. Director and Assistant Secretary of Axcan Intermediate Holdings Inc. since August 2010. Vice President, Global Human Resources, Global Supply Chain (2001-2008) and Group Vice President, Human Resources Global Pharmaceutical Business (2008-2010) from October 2001 to January 2010 with Schering Plough Corporation at 2000 Galloping Hill Road, Kenilworth, NJ.